MUTUAL FUND SERIES TRUST

4221 North 203rd Street, Suite 100

Elkhorn, NE 68022

March 23, 2021

Public Filing Desk U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549
Re:	Mutual Fund Series Trust (CIK No. 0001355604) Delaying Amendment for Registration Statement filed on Form N-14

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Mutual Fund Series Trust (the “Registrant”) hereby files a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2021 (Accession No. 001580642-21-000774).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in the City of Huntington and State of New York on the 23rd day of March 2021.

No fees are required in connection with this filing. If you have any questions or comments, please contact me Philip Sineneng at Thompson Hine LLP, counsel to the Trust at (614) 469-3217.

Very truly yours,

Jennifer A. Bailey

Secretary, Mutual Fund Series Trust